[redacted]

भार

भार 07023499

State Bank of India

With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

SUPPL

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

Letter No.: CO /S&B/SKT/2007/ 1086 Date:04.05.2007

FILE NO. 82.4524

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 1 1 2007
WASH. D.C.
185

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
AUDITED WORKING RESULTS OF STATE BANK OF INDIA
FOR THE YEAR ENDED 31st MARCH, 2007
CENTRAL BOARD'S MEETING ON 12.05.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1080 dated the May 04, 2007 addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

*हिंदी में पत्राचार का हम स्वागत करते हैं * कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखें.*

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

Letter No.: CO /S&B/SKT/2007/1080

Date:04.05.2007

FILE NO. 82.4524

Dear Sir,

LISTING AGREEMENT
AUDITED RESULTS - 31st MARCH, 2007
CENTRAL BOARD'S MEETING ON 12.05.2007
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 12th May 2007 to take on record the audited working results of the Bank for the year ended on 31st March 2007. In terms of Clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 12th May 2007.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl : As above

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

FILE NO. 82.4524

PRESS RELEASE

State Bank of India
Central Office, Mumbai 400 021.

A meeting of the Central Board of the Bank will be held on the 12th May 2007 at Kolkata to take on record the audited working results of the Bank for the year ended the 31st March 2007.

Mumbai
Date :

(O. P. BHATT)
CHAIRMAN

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India
With you - all the way

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82.4524

Letter No: CO/S&B/SKT/2007/ 1141 Date: 07.05.2007

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

SEC MAIL PROCESSING
RECEIVED
MAY 11 2007
WASH. D.C. 185 SECTION

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT
52nd ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007/1125 dated the May 07 2007 addressed to Bombay Stock Exchange Ltd., Mumbai alongwith a copy of Notice dated the 2nd April 2007.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

The Executive Director,
Bombay Stock Exchange Ltd.,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

FILE NO. 82 4524

Letter No:CO/S&B/SKT/2007/1125

Date: 07.05.2007

Dear Sir,

LISTING AGREEMENT
52nd ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF THE BANK

In terms of Clause 31(c) of the Listing Agreement we enclose three copies of the Notice dated the 2nd April, 2007, issued by our Chairman advising our shareholders that the 52nd Annual General Meeting of the shareholders of the Bank will be held at "Y.B. Chavan Centre", General Jagannath Bhosale Marg, Nariman Point, Mumbai 400021 (Maharashtra) on Monday, the 25th June, 2007 at 3.30 pm.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

*हिंदी में पत्राचार का हम स्वागत करते हैं *कृपया आपका अधिक से अधिक पत्राचार हिंदी में ही करने का प्रयास निरंतर जारी रखे.*

STATE BANK OF INDIA

CENTRAL OFFICE MUMBAI - 400 021.

FILE NO. 82.4524

NOTICE

The 52nd Annual General Meeting of the Shareholders of the State Bank of India will be held at the **"Y.B. Chavan Centre"**, General Jagannath Bhosale Marg, Nariman Point, Mumbai 400 021 (Maharashtra) on Monday, the 25th June, 2007 at 3.30 P.M. for transacting the following business: -

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2007 and the Auditors' Report on the Balance Sheet and Accounts."

Mumbai.
Date : 2nd April, 2007

(O.P.BHATT)
CHAIRMAN

END